Exhibit 99.1

German Court Rules that

Gilead’s Sofosbuvir Infringes NuCana’s ‘190 Patent

Edinburgh, United Kingdom, July 11, 2022 (GLOBE NEWSWIRE) - NuCana plc (NASDAQ: NCNA) announced that, following a comprehensive hearing on May 17, 2022, the Regional Court of Dusseldorf (the “Court”) issued a judgement on July 7, 2022 that Gilead Sciences Ireland UC and Gilead Sciences GmbH (together, “Gilead”) infringe NuCana’s composition of matter claims in European Patent 2955190 (the “’190 patent”) through their sales of Sovaldi®, Harvoni®, Vosevi® and Epclusa® in Germany.

This judgement follows Gilead’s unsuccessful challenge to the validity of NuCana’s ‘190 patent at the Opposition Division of the European Patent Office in 2021. By reference to the appeal pending before the EPO, Gilead also attempted to challenge the validity of the ‘190 patent in the German litigation. However, the Court rejected each and every one of Gilead’s claims and fully endorsed the decision by the Opposition Division.

NuCana filed the ‘190 patent in July 2003, with claims covering a small group of phosphoramidate nucleotides, including sofosbuvir, the active ingredient of Sovaldi® and which is also used in the combination products Harvoni®, Vosevi® and Epclusa®. NuCana’s patent filing, which was invented by Professor Chris McGuigan, precedes Gilead’s first filing date on its Sovaldi® patents by several years.

The decision of the Court applies only to Germany and Gilead may appeal the decision.

On February 8, 2021, Gilead filed a lawsuit against NuCana in the UK Patents Court seeking to revoke the UK designation of the ‘190 patent. NuCana has counterclaimed for infringement through the sale of Sovaldi and its combination products. The UK proceedings are ongoing.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent and is in a Phase 1b/2 study in patients with metastatic colorectal cancer. NUC-7738, is a transformation of a novel anti-cancer nucleoside analog (3’-deoxyadenosine) and is in a Phase 1/2 study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s ongoing litigation with Gilead, the judgment of the Regional Court of Dusseldorf, the potential preliminary enforcement of the judgment, the potential amount of damages payable by Gilead to the Company, and the potential appeal of the judgment by Gilead; the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the outcome of the anticipated separate proceedings to determine the amount of damages payable by Gilead to the Company, the outcome of any potential appeal by Gilead of the judgment of the Regional Court of Dusseldorf, and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (“SEC”) on April 27, 2022, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

T: +44 131-357-1111

E: info@nucana.com

ICR Westwicke

Chris Brinzey

T: +1 339-970-2843

E: chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

T: +1 212-223-4017

E: mjanic@rooneyco.com